November 8, 2018

James E. O’Connor, Esquire
U.S. Securities & Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re: T. Rowe Price International Funds, Inc. (“Registrant”)
 on behalf of the following series and classes:
  T. Rowe Price Dynamic Credit Fund (the “Fund”)
   Investor Class
   I Class (each, a “Class” and together, the “Classes”)
 File Nos.: 002-65539/811-2958

Dear Mr. O’Connor:

The following is in response to your comments provided on October 19, 2018, and your supplemental comment on October 22, 2018, regarding the Registrant’s registration statement filed on Form N-1A on September 4, 2018 (the “Registration Statement”). Your comments and our responses are set forth below.

Comment: Please confirm to the us that derivatives will be counted towards the 80% requirement based on market value, not notional value.

Response: We confirm that derivatives will be counted towards the 80% requirement based on market value, not notional value.

Comment: Under “Principal Investment Strategies,” the prospectus states that the Fund “defines credit instruments broadly to include any debt instrument, including corporate and sovereign bonds, bank loans, municipal securities, and securitized instruments (including mortgage- and asset-backed securities).”

a. The term “bank loans” does not convey the riskiness of these illiquid loans, particularly as many are currently structured. The name bank loan, itself, could be deemed inaccurate because normally these are not loans that the bank continues to hold; instead they are immediately broken up into “participations,” which the bank sells to investors.

b. We suggest that you use the term “leveraged loans,” rather than “bank loans” throughout the prospectus, and please also explain the concept and, in detail, the risks of leveraged loans in the summary risk disclosure.

Response:

a. The comment suggests that bank loans should always be considered illiquid. While the settlement period associated with many bank loans, including loan participations and assignments, may extend beyond seven days, we respectfully disagree that such instruments should generally be considered illiquid. In the adopting release on Investment Company Liquidity Risk Management Programs (Investment Company Liquidity Risk Management Programs, Release Nos. 33-10233, IC-32315 (Oct. 13, 2016); https://www.sec.gov/rules/final/2016/33-10233.pdf), the SEC stated:

[T]ransactions in certain types of securities—such as …U.S. bank loan participations—have historically entailed settlement periods that are longer than standard settlement periods in the broader securities markets. If a fund were to determine that securities within these asset classes, or other asset classes with longer-than-standard settlement periods, were able to be sold within seven calendar days, but could not be settled within this period, the fund should classify these securities as less liquid investments (p. 119-120).

 Under new Rule 22e-4, less liquid investments are those that may be sold, but not settled, within seven days. The SEC stated in the adopting release that “a fund generally could use less liquid investments to meet redemptions within seven days only if the fund obtained an additional source of financing (for example, a line of credit) to bridge the period until the sales would settle, or if the fund used its cash holdings to meet the redemptions while simultaneously selling the less liquid investment and then replenishing its cash holdings upon settlement (p. 121).” Rule 22e-4 defines an illiquid investment, on the other hand, as “any investment that a fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment.” Like the “less liquid investments” category, the “illiquid investments” category references the statutorily required seven-day period for meeting redemption requests. However, while the “less liquid investments” category is based on the time in which investments are convertible to cash—that is, sold with the sale settled—the “illiquid investments” category only reflects the period for selling (or otherwise disposing of) an investment and does not also consider settlement timing. Consistent with the requirements of Rule 22e-4, we confirm that we will analyze each of the fund’s bank loan holdings separately and will classify each as “less liquid” or “illiquid,” as applicable. In addition, as required by Rule 22e-4, we confirm that fund will not purchase an illiquid security if it holds 15% or more of its net assets in illiquid securities.

b. We intend to replace the term “bank loans” with “leveraged loans” throughout this prospectus. Additionally, we intend to add the following disclosure under the heading “Principal Investment Strategies”:

Leveraged loans represent amounts borrowed by companies or other entities from banks and other lenders. These loans typically have floating interest rates that reset periodically (typically quarterly or monthly) and are often rated below investment grade. In many cases, the borrowing companies have significantly more debt than equity and the loans have been issued in connection with recapitalizations, acquisitions, leveraged buyouts, or refinancings. Leveraged loans may be acquired directly through an agent acting on behalf of the lenders participating in the loan, as an assignment from another lender who holds a direct interest in the loan, or as a participation interest in another lender’s portion of the loan.

 With respect to risk disclosure, we note that the following is already included as a principal risk in the summary section of the prospectus (references to “bank loans” have been updated to “leveraged loans” in the below risk disclosure):

Leveraged loan risks To the extent the fund invests in leveraged loans, it is exposed to additional risks beyond those normally associated with more traditional debt instruments. The fund’s ability to receive payments in connection with the loan depends primarily on the financial condition of the borrower and whether or not a loan is secured by collateral, although there is no assurance that the collateral securing a loan will be sufficient to satisfy the loan obligation. In addition, leveraged loans often have contractual restrictions on resale, which can delay the sale and adversely impact the sale price. Transactions involving leveraged loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days) and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the fund may not receive its proceeds in a timely manner or that the fund may incur losses in order to pay redemption proceeds to its shareholders. In addition, loans are not registered under the federal securities laws like stocks and bonds, so investors in loans have less protection against improper practices than investors in registered securities.

 We feel that this risk disclosure appropriately describes the risks associated with leveraged loans and therefore do not plan to make any further changes to the risk disclosure at this time.

Comment: Under “Principal Investment Strategies,” please state that junk bonds, securities in default, and bank loans are rated below investment grade. Please provide examples of the symbols used by two NRSROs to identify below investment grade credit securities. Please disclose the approximate percentage of Fund assets that the adviser anticipates, at least initially, will be invested in below investment grade credit securities. Please disclose the anticipated average maturity, at least initially, of the Fund’s credit securities and the Fund’s duration strategy, if any.

Response: We intend to add the following under “Principal Investment Strategies”:

High yield instruments are rated below investment grade (BB and lower, or an equivalent rating), and tend to provide high income in an effort to compensate investors for their higher risk of default, which is the failure to make required interest or principal payments. High yield instruments in which the fund may invest include bonds, leveraged loans, and securities in default.

The Fund anticipates investing approximately 50 – 70% of its assets in below investment grade instruments initially, although, as stated in the Fund’s prospectus, this percentage can vary significantly depending on market conditions. Because the Fund’s investment program is inherently flexible and the inclusion of an initial percentage or range in the prospectus could be potentially misleading to shareholders, we do not intend to disclose the approximate percentage of Fund assets that are anticipated to be invested initially in below investment grade instruments.

With respect to the Fund’s duration strategy, we intend to the following disclosure to the “Principal Investment Strategies”:

Although the fund may invest in instruments of any duration, the fund expects to normally maintain an effective duration for the overall portfolio between -2 and 6 years.

We note that the Fund does not have a maturity strategy, and we therefore do not plan on disclosing a target average maturity range in the prospectus.

Comment: The following disclosure appears under the heading “Principal Investment Strategies:”

The fund’s investment approach provides the flexibility to invest across a wide variety of global credit instruments without constraints to particular benchmarks, asset classes, or sectors in an effort to create a portfolio with consistent risk-adjusted returns over a full market cycle.

Please clarify the meaning of “create a portfolio with consistent risk-adjusted returns…”

Response: We intend to remove the entire second paragraph under “Principal Investment Strategies,” which includes the above referenced phrase, and replace it with the following:

The fund’s investment approach provides the adviser the flexibility to invest across a wide variety of global credit instruments without constraints to particular benchmarks, asset classes, or sectors. Through this flexibility, and the use of active risk management and hedging positions, the adviser attempts to benefit from the upsides of the fixed income credit markets while avoiding some of the downsides over a full market cycle. It is expected that the fund will normally invest a larger percentage of its assets in the securities of a smaller number of issuers. As a result, the fund is “nondiversified,” meaning it may invest a greater portion of its assets in fewer issuers than is permissible for a “diversified” fund.

Comment: Please clarify the meaning of following sentence, which appears under the heading “Principal Investment Strategies:”

The fund generally places a greater emphasis on its overall exposure to credit risk while also considering its overall exposure to interest rate risk or currency risk.

Response: We intend to remove this sentence from the prospectus and replace it with the language presented in the above response.

Comment: Please confirm to us that the Fund will be in compliance with the new liquidity regulations adopted in: Investment Company Liquidity Risk Management Programs, Release Nos. 33-10233, IC-32315 (Oct. 13, 2016) https://www.sec.gov/rules/final/2016/33-10233.pdf.

Response: We confirm that the Fund will be in compliance with the new liquidity regulations prior to its launch, which is currently anticipated to be around January 15, 2019.

Comment: Please replace the reference to “Bank loan risks” on page 6 to “Leveraged loan risks.”

Response: We intend to replace the reference to “Bank loan risks” with “Leveraged loan risks.”

Comment: The disclosure adjacent to the heading “bank loan risks” states the following:

Transactions involving bank loans may have significantly longer settlement periods than more traditional investments (settlement can take longer than 7 days) and often involve borrowers whose financial condition is troubled or highly leveraged, which increases the risk that the fund may not receive its proceeds in a timely manner or that the fund may incur losses in order to pay redemption proceeds to its shareholders.

Please inform us how the Fund intends to meet the short-term liquidity needs which may arise because of the lengthy settlement period of leveraged loans.

Response: Although no formal limit on bank loans is included in the prospectus, the Fund’s investments in bank loans (leveraged loans) is expected to be between 10% - 15% of the Fund’s portfolio. We anticipate that a significant portion of the Fund’s portfolio will be in securities that will be classified as either highly liquid investments or moderately liquid investments (as defined in the adopting release on Investment Company Liquidity Risk Management Programs). As such, the Fund expects to normally use the proceeds from the sale of portfolio securities to meet redemption requests. In addition, we expect that the Fund will hold cash or cash equivalents to meet redemption requests. The Fund, along with other T. Rowe Price Funds, is a party to an interfund lending exemptive order received from the SEC that permits the T. Rowe Price Funds to borrow money from and/or lend money to other T. Rowe Price Funds to help the funds meet short-term redemptions and liquidity needs. Lastly, if the Fund’s investments in less liquid investments (such as bank loans) increases beyond 10% - 15%, the Fund will consider entering into a dedicated line of credit to help the Fund meet redemptions and short-term liquidity needs.

Comment: Please clarify how the following statement, which appears under the heading “More Information About the Fund’s Principal Investment Strategies and its Principal Risks,” is consistent with the Fund’s strategy, which is to invest significantly in below investment grade, illiquid securities, and derivatives.

The fund’s investment program provides considerable flexibility in constructing a portfolio that is well-positioned to respond to changes in interest rates without sacrificing the traditionally attractive characteristics of fixed income investing, such as income, diversification, and liquidity.

Response: We note that illiquid securities are not considered to be part of the Fund’s principal investment strategies, and the reference to “diversification” in the above sentence is meant to suggest that the Fund (like other fixed income funds) offers diversification from equity investing. Nonetheless, for clarity, we intend to revise this sentence as follows:

The fund’s investment program provides considerable flexibility in constructing a portfolio that seeks to provide attractive returns with downside protection.

Comment: The disclosure indicates that the Fund intends to invest in senior secured or unsecured loans, subordinated loans and mezzanine loans. We are aware that rating agencies as well as the financial media have recently reported that traditional lender protections are being eroded and that so-called “covenant-lite loans” are increasingly common. (See, e.g., “Leveraged Loans Not as Safe as They Once Were,” Wall Street Journal (August 16, 2018) https://www.wsj.com/articles/leveraged-loans-not-as-safe-as-they-once-were-1534420800). If the Fund intends to invest in covenant-lite loans, please describe such loans and the extent to which the Fund may invest in such loans; also, consider enhancing the disclosure of the risks of such loans.

Response: The Fund is permitted to invest in covenant-lite loans as part of its bank loan component. As such, we intend to add the following under the heading “Bank Loans and Floating Rate Debt Instruments” (which will be updated to “Leveraged Loans and Floating Rate Debt Instruments” in the next filing):

Some of the leveraged loans in which the fund may invest or to which the fund may gain exposure through its investments in collateralized debt obligations (which are bonds collateralized by pools of fixed income instruments), collateralized loan obligations (which are bonds collateralized by pools of bank loans), or other types of structured securities may include covenant-lite loans. Covenant-lite loans contain fewer or less restrictive constraints on the borrower than certain other types of loans. These loans generally do not include terms which allow the lender to monitor the performance of the borrower and declare a default or force a borrower into bankruptcy restructuring if certain criteria are breached. Under such loans, borrowers typically must rely on covenants that restrict a company from incurring additional debt or engaging in certain actions. Such covenants can only be breached by an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition. Accordingly, the fund may have fewer rights against a borrower when it invests in or has exposure to such loans and, accordingly, may have a greater risk of loss on such investments as compared to investments in or exposure to loans with additional or more conventional covenants.

* * *

If you have any questions or further comments, please do not hesitate to call the undersigned at 410-345- 6646, or in my absence, Darrell N. Braman at 410-345-2013 or Vicki Horwitz at 410-577-5024.

/s/Brian R. Poole

Brian R. Poole

Vice President and Senior Legal Counsel, T. Rowe Price Associates, Inc.